SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 18th, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is supplying under cover of Form 6-K slides relating to its Final Results for 2002.

.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 18, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

35

DANONE

February 13th, 2003

FINAL RESULTS 2002

DANONE

2002 KEY FIGURES

NET SALES	€ 13,555 M	- 6.3% published (+ 6.0% like-for-like)
OPERATING INCOME	€ 1,590 M	- 1.2% published
OPERATING MARGING	11.7%	Vs % 2001 + 61 bp
NET INCOME	Courant : € 828 M Published : € 1,283 M	

EPS f.d			
	Published	9.43 €	NS 2001 : 0.97
	Excl. except. One-time items	6.11 €	+10.9%

KEY CHANGES IN SCOPE OF CONSOLIDATION

Number of months

		2001	2002
+	Frucor	0 m	12 m
+	Aqua	9 m	12 m
+	Zywiec	3 m	12 m
+	UB Poland, Finland	8 to 10 m	12 m
+	SHAPE	0 m	4 m
-	Galbani	12 m	4 m
-	USA Domestic Water	12 m	6 m
-	Beer Asia	12 m	0 to 5 m
-	Britannia dairy	12 m	3 m

NET SALES

2002 : NET SALES EVOLUTION



2001
€ Millions
2002
14,470
13,555
- 6.3%
Currency
- 6.3%
80% of which: Argentinian Peso
like-for-like
+ 6.0%
Scope of conso.
- 6.0%
+ 3.8%
VOLUMES
+ 2.2%
VALUE

SALES 2002 : ORGANIC GROWTH

1997	+ 2.3%
1998	+ 4.6%
1999	+ 5.7%
2000	+ 7.0%
2001	+ 5.1%
2002	+ 6.0%

€ 13,555 million

LIKE-FOR-LIKE SALES GROWTH BY BUSINESS LINE AND GEOGRAPHICAL AREA

Like-for-like	2001 FY	2002 FY
Fresh Dairy Products	+ 6.8%	+ 9.4%
Beverages	+ 7.1%	+ 4.3%
Biscuits & Cereal Products	+ 0.4%	+ 2.4%
Other Food Business	+ 0.2%	- 1.4%
France	+ 3.5%	+ 5.9%
Rest of Western Europe	+ 5.5%	+ 5.5%
Rest of World	+ 5.7%	+ 6.4%
GROUP	+ 5.1%	+ 6.0%

NET SALES GROWTH - LIKE-FOR-LIKE

	9 Months	Q4	12 Months
Currency	-5.2%	-9.8%	-6.3%
Scope of Consolidation	-5.0%	-9.0%	-6.0%
Like-for-like	**+5.3%**	**+8.1%**	**+6.0%**
Total Change (%)	**-4.9%**	**-10.7%**	**-6.3%**

LIKE-FOR-LIKE SALES GROWTH BY BUSINESS LINE AND GEOGRAPHICAL AREA

Like-for-like	2002		
	9 Months	Q4	2002
Fresh Dairy Products	+ 8.7%	+ 11.9%	+ 9.4%
Beverages	+ 2.9%	+ 10.3%	+ 4.3%
Biscuits & Cereal Products	+ 2.8%	+ 1.4%	+ 2.4%
Other Food Business	- 1.0%	- 2.6%	- 1.4%
France	+ 5.7%	+ 6.5%	+ 5.9%
Rest of Western Europe	+ 5.5%	+ 5.5%	+ 5.5%
Rest of World	+ 5.0%	+ 11.3%	+ 6.4%
GROUP	+ 5.3%	+ 8.1%	+ 6.0%

2002 LIKE-FOR-LIKE SALES GROWTH BREAKDOWN VOLUME/VALUE

FY 2002	Volumes	Value	TOTAL
Fresh Dairy Products	+ 5.8%	+ 3.6%	+ 9.4%
Beverages	+ 5.5%	- 1.2%	+ 4.3%
Biscuits & Cereal Products	- 2.3%	+ 4.7%	+ 2.4%
Other Food Business	+ 2.3%	- 3.7%	- 1.4%
GROUP	+ 3.8%	+ 2.2%	+ 6.0%
France	+ 3.5%	+ 2.4%	+ 5.9%
Rest of Western Europe	+ 2.1%	+ 3.4%	+ 5.5%
Rest of World	+ 5.4%	+ 1.0%	+ 6.4%
GROUP	+ 3.8%	+ 2.2%	+ 6.0%

2002 Q4 LIKE-FOR-LIKE SALES GROWTH BREAKDOWN VOLUME/VALUE

Q4 2002	Volumes	Value	TOTAL
Fresh Dairy Products	+ 6.9%	+ 5.0%	+ 11.9%
Beverages	+ 11.0%	- 0.7%	+ 10.3%
Biscuits & Cereal Products	- 1.9%	+ 3.3%	+ 1.4%
Other Food Business	+ 4.0%	- 6.6%	- 2.6%
GROUP	+ 6.0%	+ 2.1%	+ 8.1%
France	+ 5.7%	+ 0.8%	+ 6.5%
Rest of Western Europe	+ 2.5%	+ 3.0%	+ 5.5%
Rest of World	+ 9.2%	+ 2.1%	+ 11.3%
GROUP	+ 6.0%	+ 2.1%	+ 8.1%

KEYS BRANDS & PRODUCTS IN 2002

DANONE

evian

LU

娃哈哈
Wahaha

4 Brands

59 % of Group Sales



+ 36%
CA: € 479 M





+ 15%
CA: € 987 M

DANONE

+ 9%
CA : € 5,4 Mds

39 % of Group Sales

RESULTS

Final Figures

Operating Income

CHANGE IN OPERATING MARGIN

2001 PUBLISHED	2002 PUBLISHED
11.12%	11.73%

+ 61 bp

- US Water Retail: +15 bp
- Disposal of Galbani: +22 bp
- THEMIS Project: -20 bp

Cost of goods sold	+ 221 bp
Selling & Promo expenses	- 83 bp
Others*	- 77 bp

*including impact of THEMIS projet

ADVERTISING

	2001	2002
% of Sales	5.5%	6.2%
Growth (bp)		64 bp
Growth (%)		+ 4.3%

OPERATING MARGIN BY BUSINESS LINE & GEOGRAPHICAL AREA

	2001	2002	
	Published	Published	Growth bp
Fresh Dairy Products	11.4%	12.7%	+ 137 bp
Beverages	11.4%	12.6%	+ 119 bp
Biscuits & Cereal Products	9.4%	9.8%	+ 43 bp
Other Food Business	16.0%	17.1%	+ 113 bp
France	11.5%	11.8%	+ 27 bp
Rest of Western Europe	11.4%	13.0%	+ 162 bp
Rest of World	8.9%	9.8%	+ 86 bp
GROUP	11.1%	11.7%	+ 61 bp

NET INCOME

NET RESULT

DANONE

€ Millions

	2002
Net Result (incl. exceptional one-time items)	1,283
Exceptional one-time items (Net of tax)	455
Net Result (excl. exceptional one-time items)	828

780 in 2001
+ 6.2%

DANONE

EXCEPTIONAL ONE-TIME ITEMS

€ Millions

	2002
NET IMPACT ON NET INCOME	455
Including :	
Capital Gain/loss from disposals	1,362
Assets Impairment charges	(808)
Restructuring Costs	(99)

NET FINANCIAL CHARGES

€ Millions

	2001	2002	Δ
Net Financial Charges	- 180	- 110	+ 70
Financial Charges on Debt	- 248	- 182	+ 66
Dividends from S&N	+ 68	+ 72	+ 4

FROM OPERATING PROFIT TO NET PROFIT

€ Millions

	2001	2002
OPERATING PROFIT	1,609	1,590
EXCEPTIONAL ITEMS	(757)	458
NET FINANCIAL CHARGES	(180)	(110)
TAXES	(416)	(490)
MINORITY INTERESTS	(163)	(182)
ASSOCIATES	39	17
NET INCOME	132	1,283
Net exceptional one time items	(648)	455
NET INCOME excl. exceptional one-time items	780	828 + 6.2%

E.P.S

DANONE

EARNING PER SHARE FULLY DILUTED

(excluding exceptional one-time items)

		2001	2002
Net Profit f.d	€ Millions	780	828
SHARES f.d	Millions of Shares	142,7	137,2
EPS f.d		€ 5.51	€ 6.11

EPS growth 2001 → 2002: + 10.9%

- S1: + 11%
- S2: + 10.8%

DANONE

SHARE BUYBACK PROGRAM

2002 SHARE BUYBACK

Number of Shares	6,049,850
in % of outstanding capital at 12/31/02	4.4%
Cost	€ 786 M

Treasury Stock at 12/31/2002

- **8,043,289 shares**
- after cancellation of 4,200 million shares
  - 2,800 million shares in October 2002
  - 1,400 million shares in December 2002
- **5.9% of the outstanding capital at 12/31/02**

SHARE BUYBACK PROGRAM

- € 4 bn from 1998 to 2002
- 31 mn shares
- > 20% of capital stock (12/31/02)



€ bn of shares repurchase
1.7
0.3
0.2
0.9
0.8
1998
1999
2000
2001
2002

FINANCING AND BALANCE SHEET

GROUP CONSOLIDATED BALANCE SHEET

€ Millions	2001	2002
FIXED ASSETS (net)	4,193	3,226
BRANDS & GOODWILL	6,689	4,399
FINANCIAL ASSETS	2,091	1,966
STOCKS	764	592
ACCOUNT RECEIVABLE	1,289	947
EQUITY	6,727	5,816
PROVISIONS > 1 Year	876	764
ACCOUNTS PAYABLE	1,715	1,516
OTHERS	881	765
NET FINANCIAL DEBT	4,827	2,269

DANONE

FINANCING

€ Millions	2001	2002
NET DEBT	4,827	2,269
EQUITY [1] (incl. Minorities)	6,727	5,816
Gearing Ratio [2]	72%	39%

[1] including a negative translation adjustment of € 1,436 M

[2] excluding securitization : 2001 = 82% / 2002 = 51%

CANONE

CAPITAL EXPENDITURES

€ Millions

	2000	2001	2002
CAPEX	798	737	603
% vs Y-1	+13.5%	(7.6%)	(18.2%)
In % of sales	5.6%	5.1%	4.5%

FREE CASH FLOW

€ Millions

	2001	2002
Cash Flow from Operations	1,611	1,578
Working Capital Change*	(56)	42
Capital Expenditures	(737)	(603)
FREE CASH FLOW FROM OPERATIONS	818	1,017
		+24.3 %
% OF SALES	6.4%	7.5%

* restated of securitization impact

ROIC

	2000	2001	2002
ROIC	9.0%	9.3%	11.8%

FINANCING

€ Millions

€ Millions	Dec 2001	Dec 2002
Cash Flow from Operations	1,611	1,578
Working Capital Change*	-56	42
Capital Expenditures	-737	-603
Free Cash Flow from Operations	**818**	**1,017**
Dividends Paid	-393	-404
Investments in Sub. & Affiliates	-1,071	-494
Share Buyback	-921	-786
Disposals	218	3,410
Other Financial Flows	97	-232
Securitization	685	21
Increase in Capital	46	56
Change in Net Financial Debt	**-521**	**2,588**
Impact of Conversion & Perimeter	95	-30
***Change in Net Financial Debt* as shown in balance sheet**	***-426***	***2,558***

* *Restated from securitization*